VEON Announces 2026 AGM and Board Nominees Dubai and New York, March 31, 2026 – VEON Ltd. (Nasdaq: VEON), a global digital operator, (“VEON” or the “Company”), today announced that its Board of Directors (the “Board”) has set the date for the Company’s 2026 Annual General Meeting of Shareholders (the “AGM”) for May 11, 2026 at 12:00 Gulf Standard Time. The record date for the AGM has been set for March 31, 2026. The Board and its Nomination Committee have recommended VEON’s seven current Board members for re-election at the AGM. The recommended nominees are Augie K Fabela II, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, the 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting, and the Company’s Chief Executive Officer Kaan Terzioglu. Commenting on the slate of director nominees, the Chairman of the Board and its Nomination Committee Augie K Fabela II stated: "VEON’s performance in 2025 underscores that our strategy is delivering, and this momentum supports continuity at the Board level. This progress was exemplified by the August 2025 NASDAQ listing of Kyivstar, highlighting the intrinsic value of our business. Building on this, our digital operator strategy continues to drive strong results, with digital revenues growing 84.1% year-over-year to 20.1% of Group revenue in 4Q25. In parallel, with our SpaceX global partnership, we are advancing the integration of terrestrial and satellite networks. Together, these efforts—along with continued expansion in digital, financial services, and AI inclusion—reflect disciplined execution." In addition to the election of Board members, the AGM agenda includes the re- appointment of UHY LLP as external auditor of the financial statements for the Company for the financial year ended December 31, 2026, as well as the receipt by shareholders of the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended December 31, 2025. Further details on the Company’s AGM, including information on the re-appointment of UHY LLP, summary biographies on the slate of nominees seeking election to the Board, voting and procedural matters, will be made available through an official notice distributed by VEON to its registered shareholders of record prior to the meeting. About VEON VEON is a digital operator that provides connectivity and digital services over 150 million connectivity and more than 205 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Disclaimer

This release contains “forward-looking statements”, within the meaning of the Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to VEON’s strategic ambitions. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to VEON’s strategic ambitions, among others discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements contained herein speak only as of the date of this release and VEON disclaims any obligation to update them, except as required by law. Contact information VEON Communications pr@veon.com